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October 6, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549
Attention:    William Demarest
     Robert Telewicz

Re:    Kennedy-Wilson Holdings, Inc.
    Form 10-K for the Year Ended December 31, 2022

To the addressees set forth above:

This letter is being submitted on behalf of Kennedy-Wilson Holdings, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance, Office of Real Estate & Construction, of the Securities and Exchange Commission, dated September 12, 2023 (the “Comment Letter”), with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Annual Report”). For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company’s responses thereto. The responses in this letter are based on representations made by the Company to Latham & Watkins LLP for the purpose of preparing this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures and Certain Definitions, page 55

October 6, 2023

1.    Please address the following with respect to your non-GAAP measures:

•Please expand your disclosure related to Co-Investment Portfolio NOI to clarify whether the net operating income presented represents the entirety of the operations of the investees or the company’s share.

Response: The Company acknowledges the Staff’s comment and undertakes to include, in future periodic filings that report its Co-Investment Portfolio NOI, where applicable, language substantially to the following effect:

“Co-Investment Portfolio NOI” refers to the Company’s share of the NOI that is generated from the properties in which the Company has an ownership interest and that are held in the Company’s Co-Investment Portfolio business segment.

•Please tell us, and consider expanding your discussion of Co-Investment Portfolio NOI to clarify, why you make adjustments to net income for sale of real estate and cost of real estate sold when you also include adjustments for (gain) loss on sale of real estate when calculating net operating income.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company’s joint ventures that it invests through and manages predominantly acquire and hold and may ultimately dispose of “operating properties.” Following the guidance set forth in ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), the Company presents a joint venture’s disposal of operating properties as net gain or loss on disposition because such disposition is not considered an “output of the entity’s ordinary activities.” The Company further advises the Staff that, to a much lesser extent, certain of the Company’s joint ventures dispose of non-operating properties (such as land and condominiums) from time-to-time. The Company advises the Staff that Topic 606 considers the dispositions of non-operating properties as an “output of the entity’s ordinary activities”, and, accordingly, such dispositions are presented by the Company on a gross basis (sale of real estate and cost of real estate sold). Accordingly, the Company advises the Staff that, given that the Company’s Co-Investment Portfolio NOI captures the Company’s share of the net operating income (“NOI”) that is generated from the properties in which the Company has an ownership interest in its Co-Investment Portfolio business segment, the Company’s Co-Investment Portfolio NOI reconciliation appropriately excludes the portion of the applicable joint venture’s income or loss that is not attributable to the Company’s share.

The Company further advises the Staff that it undertakes to add the following footnote disclosure to the table depicting Consolidated Portfolio NOI and Co-Investment Portfolio NOI in applicable future periodic filings to explain the reasons behind the Company’s adjustment to net income for sale of real estate and cost of real estate sold as well as adjustments for (gain) loss on sale of real estate with respect to its Co-Investment Portfolio NOI:

The Company’s joint ventures in its Co-Investment business segment predominantly acquire and hold and may ultimately dispose of operating properties which are presented by the Company as net gain or loss on disposition

October 6, 2023

under ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”) because the disposition is not considered an “output of the entity’s ordinary activities.” Certain joint ventures in the same business segment, however, dispose of non-operating properties (such as land and condominiums) from time-to-time, and such sales are an “output of the entity’s ordinary activities” under Topic 606. Accordingly, the sale of such real estate is presented by the Company on a gross basis (sale of real estate and cost of real estate sold), and, therefore, the portion of the same that is not attributable to the Company’s ownership share is excluded from Co-Investment NOI.

•It appears your same property table on page 59 presents revenue on a non-GAAP basis. Please tell us how you have met all the disclosure requirements of Item 10(e)(i)(C) and 10(e)(i)(D) of Regulation S-K with respect to this measure.

Response: The Company acknowledges the Staff’s comment and undertakes to include, in future periodic filings that describes its same property statistics, where applicable, language substantially to the following effect:

“Same property” refers to stabilized consolidated and unconsolidated properties in which Kennedy Wilson has an ownership interest during the entire span of both periods being compared. This analysis excludes properties that during the comparable periods (i) were acquired, (ii) were sold, (iii) are either under development or undergoing lease up or major repositioning as part of the Company’s asset management strategy, (iv) were investments in which the Company holds a minority ownership position, and (v) certain non-recurring income and expenses. The analysis only includes Office, Multifamily and Hotel properties, where applicable. To derive an appropriate measure of operating performance across the comparable periods, the Company removes the effects of foreign currency exchange rate movements by using the reported period-end exchange rate to translate from local currency into the U.S. dollar, for both periods. Amounts are calculated using Kennedy Wilson’s ownership share in the Company’s consolidated and unconsolidated properties.

Management evaluates the performance of the operating properties the Company owns and manages using a “same property” analysis because the population of properties in this analysis is consistent from period to period, which allows management and investors to analyze (i) the Company’s ongoing business operations and (ii) the revenues and expenses directly associated with owning and operating the Company’s properties and the impact to operations from trends in occupancy rates, rental rates and operating costs. Same property metrics are widely recognized measures in the real estate industry, however, other publicly-traded real estate companies may not calculate and report same property results in the same manner as the Company. Please also see “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Certain Non-GAAP Measures and Reconciliations” for a reconciliation of “same property” results to the most comparable measure reported under GAAP.

•Please tell us whether your calculation of same store NOI on page 59 is consistent with your calculation of consolidated and co-investment NOI on page 57. In that regard, we note your disclosure on page 55 that same property

October 6, 2023

measures throughout your report are presented on a cash basis. Additionally, we note that your calculation of same property NOI includes adjustments (such as adjustments for straight-line rent and above/below market rents), and similar adjustments are not made for consolidated or co-investment NOI.

Response: The Company acknowledges the Staff’s comment and advises the Staff that, consistent with the response directly above, the Company undertakes to modify the “same property” definition in future periodic filings to further clarify the Company’s methodology in calculating and presenting its “same property” results. The Company further advises the Staff that its calculation of same property NOI on page 59 of the 2022 Annual Report is materially consistent with the calculation of consolidated and co-investment NOI on page 57, with the primary differences being (i) the properties which are excluded from the same property population (as described in the revised definition of “same property” directly above), (ii) adjusting for above/below market rents in its calculation of same property results as they are representative of non-cash purchase price accounting income; and (iii) the application of the same foreign exchange rate (the foreign exchange rate at the end of the current reporting period) for the current and prior periods in its calculation of same property results. The Company advises the Staff that the Company incorporates the above adjustments in presenting its same property NOI in order to provide a set of same property metrics that look to properly measure property operating performance across comparable periods. Lastly, the Company advises the Staff that it will modify the same property reconciliation table that will be included in applicable future periodic filings to show that straight-line rents are not excluded from the computation. By way of example, the Company has included, as Annex A hereto, an illustrative adjusted table reflecting such modification which also includes footnotes where applicable to explain why certain adjustments are being made.

Item 8. Financial Statements and Supplementary Data

Note 2 - Basis of Presentation and Summary of Significant Accounting Policies

Unconsolidated Investments, page 73

2.    Please explain to us how you determined your performance allocation should be presented as a component of income from unconsolidated investments, and not revenue. Cite any relevant accounting literature in your response.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the Company invests in real estate and loans secured by real estate principally through direct ownership and, to a lesser extent, through joint ventures and funds. With respect to the investments that it holds through joint ventures and funds, the Company completes an analysis under ASC Topic 810, Consolidation, and, depending on the conclusion of such analysis, the joint ventures are either consolidated or accounted for under ASC Topic 323, Investments-Equity Method and Joint Ventures (“Topic 323”), as equity method investees. The Company advises the Staff that, as of December 31, 2022, consolidated real estate assets represented approximately 60% of the Company’s consolidated total assets and unconsolidated investments represented approximately 27% of consolidated total assets. Furthermore, the Company advises the Staff that for the year ended December 31, 2022, the Company’s consolidated real estate operations generated rental

October 6, 2023

revenues that are more than 20 times the amount of performance allocation losses that it reported during the same period. Additionally, when the Company does invest through separate accounts and funds, it takes significant ownership positions, typically representing approximately 40% of the invested capital on a weighted average basis.

The Company advises the Staff that the Company presents its performance allocations that are generated from its unconsolidated investments as income (loss) from equity method investments, and not as a component of revenue. The Company further advises the Staff that in reaching such conclusion, the Company relied on the literature provided in both Topic 323 as well as ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”). Topic 606 specifically excludes equity method and joint venture investments from the revenue recognition literature and defers the same to the guidance set forth in Topic 323. The Company further advises the Staff that in coming to its conclusion, the Company specifically looked to follow the literature provided in Topic 323 (specifically ASC Topic 323-10-45-1 (“Topic 323-10-45-1), which states “an investor’s share of earnings or losses from its investment shall be shown in its income statement as a single amount.”

The Company further advises the Staff that the Company’s performance allocations are structured and categorized as “carried interests,” as they are related to equity at risk and realized upon the disposition of the same. Upon disposition, if certain pre-negotiated thresholds are satisfied, the Company’s share of the sale proceeds and profits increases above its contractual ownership, effectively increasing the Company’s ownership in the underlying investment. Furthermore, the Company advises the Staff that its significant ownership interest in its equity method investments (currently, with a weighted-average ownership of approximately 40%) is another meaningful factor that the Company considered in concluding that its performance allocations are carried interests and not a part of management or other fees that the Company may otherwise receive.

The Company advises the Staff that while the exclusion from Topic 606 may not necessarily preclude the presentation of performance allocations as a revenue component (particularly as fees), the combination of (i) the literature set forth in Topic 606 and Topic 323 (particularly, Topic 323-10-45-1) and (ii) the treatment of the Company’s performance allocations as “carried interests” (as such interests are effectively inseparable from the Company’s underlying substantive ownership interests in the investments), was overwhelmingly compelling for the Company to conclude that the appropriate presentational treatment was to include its performance allocations as part of its income from unconsolidated investments (together with the performance of its significant equity ownership interests in the underlying vehicles that may generate performance allocations).

Lastly, the Company advises the Staff that additional clarifying disclosure in Note 2 – Basis of Presentation and Summary of Significant Accounting Policies would be beneficial and undertakes to include disclosure substantially to the following effect under the heading “Unconsolidated Investments” in future filings, where applicable:

The Company has concluded that performance allocations to the Company from equity method investments, based on cumulative performance to-date, represent carried interests. Consequently, in following the guidance set forth in ASC Topic 606, Revenue from Contracts with Customers and Topic 323, Investments –

October 6, 2023

Equity Method and Joint Ventures, these allocations are included as a component of the total income from unconsolidated investments in the accompanying consolidated statements of income.”

* * *

Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Sincerely,

    /s/ Julian T.H. Kleindorfer
    Julian T.H. Kleindorfer
    of
    Latham & Watkins LLP

cc:    Justin Enbody, Kennedy-Wilson Holdings, Inc.
    In Ku Lee, Kennedy-Wilson Holdings, Inc.

Annex A

The table below is a reconciliation of non-GAAP measures included in the Company’s same property analysis to their most comparable GAAP measures.

(Dollars in millions)	Year Ended December 31, 2022		Year Ended December 31, 2021
	Same Property		Same Property
	Revenue	NOI(6)	Revenue	NOI(6)
Consolidated
Rental Revenues	$434.9	$434.9	$390.5	$390.5
Hotel Revenues	46.9	46.9	17.1	17.1
Rental (Expenses)	—	(151.2)	—	(132.7)
Hotel (Expenses)	—	(29.5)	—	(12.7)
Consolidated Total	481.8	301.1	407.6	262.2

Less: NCI Adjustments(1)	(10.6)	(6.5)	(9.0)	(5.1)
Add: Unconsolidated Investment Adjustments(2)	140.3	101.2	131.9	94.7
Add: Above/Below Market Rents	(3.6)	(3.6)	0.5	0.5
Less: Reimbursement of Recoverable Operating Expenses	(28.3)	—	(22.7)	—
Less: Properties Bought and Sold(3)	(90.1)	(64.5)	(63.0)	(41.0)
Less: Other Properties Excluded(4)	(111.9)	(58.5)	(84.8)	(51.1)
Other Reconciling Items(5)	(3.6)	1.3	(10.4)	(7.3)
Same Property	$374.0	$270.5	$350.1	$252.9

	Year Ended December 31, 2022		Year Ended December 31, 2021
	Same Property		Same Property
	Revenue	NOI	Revenue	NOI
Same Property (Reported)
Office—Same Property	$106.5	$90.3	$105.4	$89.7
Multifamily Market Rate Portfolio—Same Property	222.1	148.8	202.2	133.5
Multifamily Affordable Portfolio—Same Property	45.4	31.4	42.5	29.7
Same Property	$374.0	$270.5	$350.1	$252.9
—————
(1)    Represents rental revenue and operating expenses and hotel revenue and operating expenses attributable to non-controlling interests.
(2)    Represents the Company’s share of unconsolidated investment rental revenues and net operating income, as applicable, which are within the applicable same property population.
(3)    Represents properties excluded from the same property population that were purchased or sold during the applicable period.
(4)    Represents properties excluded from the same property population that were not stabilized during the applicable period, or retail or industrial properties.
(5)    Represents other properties excluded from the same property population that were not classified as a commercial or multifamily property within the Company’s portfolio. Also includes immaterial adjustments for foreign exchange rates, changes in ownership percentages, and certain non-recurring income and expenses.
(6)    Excludes above/below market rents from the same property population, as they are representative of non-cash purchase price accounting income.